SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/ME N. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON OCTOBER 29, 2020

I. Date, Time and Place: October 29, 2020, at 12:00 p.m. São Paulo time, at the Praça Comandante Linneu Gomes, s/n, Portaria 3, in the Board of Directors’ Meeting Room of GOL Linhas Aéreas Inteligentes S.A. (“Company”), Jardim Aeroporto, CEP 04626-020, in the City and State of São Paulo – Brazil. II. Call and Attendance: Waived, due to the attendance of all members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Anna Luiza Serwy Constantino, André Béla Jánszky, Antonio Kandir, Francis James Leahy Meaney, Germán Pasquale Quiroga Vilardo and Philipp Schiemer. III. Presiding Board: Mr. Joaquim Constantino Neto was the chairman of the meeting, and invited me, Melissa Paula dos Santos da Silva Sica, to act as secretary for the meeting. IV. Agenda: To pass resolutions on the following matters: (i) approval of the Company’s financial statements for the third quarter of 2020 (“Financial Statements”), reviewed by Grant Thornton Auditores Independentes (“Grant Thornton”); (ii) homologation of the Company’s capital increase, as a result of the exercise of stock purchase options granted under the Company’s Stock Options Plan; (iii) execution of a corporate guarantee ("Guarantee Agreements") of compliance with the obligations of Gol Linhas Aéreas S.A. (“GLA”), controlled by the Company, under three certain Aircraft Leasing Agreements (“Lease Agreements”) between GLA and GE Capital Aviation Services Limited (“GECAS”), in the amount of up to US$170,100,000.00; (iv) the granting, by the Company, of guarantee in promissory notes issued by GLA due to the issuance of insurance guaranteed by American Life Companhia de Seguros S.A. (“American Life”), to guarantee payments of debts in lawsuits; and (v) the ratification of all acts already practiced referring to item “iv” above. V. Resolutions: After the necessary explanations were provided and after a detailed review of the documents regarding the matters hereof, the following resolutions were approved by unanimous vote: (i) the Company’s financial statements for the third quarter of 2020, reviewed by Grant Thornton. Accordingly, one copy of the financial statements, duly approved and initialed by the attendees of the meeting, will be filed with the Company’s head office and disclosed in due time; (ii) homologation of the Company’s capital increase within the Company’s authorized capital, as a result of the exercise of stock purchase options by the participants of the Company’s Stock Options Plan in the amount of R$304,223.92 upon issuance of 116,116 preferred shares, all nominative with no par value. These preferred shares are identical to existing preferred shares and, under the terms of the Stock Options Plan, will be entitled to the same rights granted to the other shares of the same kind, including the receipt of dividends and interest on capital: (v.a) approval of the exclusion of preemptive rights of the Company's current shareholders in the subscription to new preferred shares, pursuant to Article 171, §3, of Law No. 6404, dated December 15, 1976; and (v.b) determination of the total issue price at R$304,223.92, in accordance with the Company's Stock Options Plan. As a result of the foregoing in this item “v”, the Company’s capital stock shall be increased from R$3,164,750,130.96 to R$3,165,054,354.88, represented by 3,137,706,967 shares, of which 2,863,682,710 are common shares and 274,024,257 are preferred shares, all nominative with no nominal value. The Company's Bylaws will be amended at the General Meeting, when appropriate; and (iii) execution of Guarantee Agreements to guarantee the obligations of GLA on three Aircraft Guarantee Agreement between the Company and the lessor GECAS, in order to guarantee GLA’s obligations for three Boeing 737-8MAX aircrafts, with the respective manufacturer serial numbers: 43615, 43616 and 44864, in the amount of up to US$170,100,000.00; (iv) the granting, by the Company, of guarantee in promissory notes issued by GLA due to the issuance of insurance guaranteed by American Life Companhia de Seguros S.A. (“American Life”), to guarantee payments of debts in: (iv.a) lawsuit no. 0049238-73.2017.4.01.3800, pending before the 23rd Court of the Judiciary of Belo Horizonte, in the amount of R$4,461,310.63; (iv.b) lawsuit no. 1533078-10.2015.8.26.0090, pending before the Municipal Tax Enforcement Court in the amount of R$12,952,577.44; (iv.c) lawsuit no. 5026408-41.2018.4.02.5101, pending before the 1st Federal Court of Tax Enforcement of the Judicial Section of Rio de Janeiro, in the amount of R$18,927,786.48; and (iv.d) lawsuit no. 5026408-41.2018.4.02.5101, pending before the 7th Panel of the Federal Regional Court of the 1st Region, in the amount of R$267,345,847.65; and (v) the ratification off all acts already practiced referring to item “iv” above. VI. Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whomever might wish to use it and, since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, verified and signed by the attendees. Signatures: Presiding Board: Joaquim Constantino Neto, as chairman; Melissa Paula dos Santos Silva Sica, as secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Anna Luiza Serwy Constantino, André Béla Jánszky, Antonio Kandir, Francis James Leahy Meaney, Germán Pasquale Quiroga Vilardo and Philipp Schiemer.

This presents a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, October 29, 2020.

Joaquim Constantino Neto Chairman	Melissa Paula dos Santos Silva Sica Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer